SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 30, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

RESOLUCIONS ADOPTED BY THE GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 26, 2007

ITEM 1: The shareholders present at the Meeting unanimously resolved, with 594,879,205 affirmative votes, to appoint Ana Cristina Rodríguez, acting in the name of the shareholder Mr. Jorge Horacio Brito, and Fernando Ledesma Padilla, acting in the name of The Bank of New York, to sign the minutes of the Meeting.

ITEM 2: For a majority vote of 589,648,735 votes for, 5,217,970 abstentions and 12.500 votes against this motion, the Shareholders’ Meeting resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2006.

ITEM 3: For a majority vote of 594,847,705 votes for, 18,000 abstentions and 13,500 votes against this motion, and with the abstention, in each case with respect to their own administration, of the shareholders who are members of the Company’s Board of Directors, the Shareholders’ Meeting resolved to approve the administration of the Board and any and all the acts and actions taken by the Supervisory Committee up to the date hereof.

ITEM 4: The shareholders present at the Meeting unanimously resolved, with 594,879,205 affirmative votes, to distribute as cash dividends to the shareholders the amount of AR$ 102,591,515.55 (representing 15% of the corporate capital of AR$ 683,943,437) and to apply the retained earnings reported in the fiscal year 2006 as follows:

a)	the amount of AR$ 84,859,451.83 to the Legal Reserve;
b)
the amount of AR$ 45,515,000.00 to the Regulatory Reserve - Special Reserve for Subordinated Corporate Bonds (Pursuant to the provisions set forth in the terms of issuance of Series 1 of Class 1 Subordinated Corporate Bonds issued under the Global Program approved by the Shareholders’ Meeting dated 09/01/2006 and the provisions of Communication A 4576 issued by the BCRA this amount shall be applied to the creation of a special reserve for interest payable on the due dates occurring in June and December 2007);

c)
the amount of AR$ 102,591,515.55 to the distribution of Cash Dividends, out of which the amount of AR $ 72,000,000.00 derives from income reported in the fiscal year 2006 and the balance amounts from retained earnings originated during the fiscal year 2005;

d)	the amount of AR$ 701,000,478.26 to a New Fiscal Year.

The above mentioned distribution is not subject to the 35% withholding provided for in the section added after section 69 of the Argentine Income Tax Law because the distributed dividends do not exceed the income determined in accordance with the general provisions of such law.

The Board of Directors is authorized to make available to the Shareholders, in accordance with their respective shareholdings, the cash dividend approved by this Shareholders’ Meeting, within 30 calendar days, as provided for by the legal provisions in force.

ITEM 5: For a majority vote of 567,715,895 votes for, 27,130,810 abstentions and 32,500 votes against this motion, the Shareholders’ Meeting resolved to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2006, on the amount of AR$ 17,329,729. The shareholders make clear that the amount of AR$ 10,657,745 was reported in the statement of income for the fiscal year ended December 31, 2006 and the amount of AR$ 6,671,984 shall be reported in the statement of income for the fiscal year to end December 31, 2007.

The Shareholders’ Meeting resolved to delegate to the Board of Directors the allocation to each member of the Board of the approved remunerations.

ITEM 6: For a majority vote of 561,920,235 votes for, 27,130,810 abstentions and 5,828,160 votes against this motion, the Shareholders’ Meeting resolved to approve an amount of fees for the Supervisory Committee equal to AR$ 274,200.-, such amount being reported in the statement of income for the fiscal year ended December 31, 2006.

ITEM 7: For a majority vote of 569,649,235 votes for, 19,420,810 abstentions and 5,809,160 votes against this motion, the Shareholders’ Meeting resolved to approve the Auditor’s remuneration of AR$ 987,107.-, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2006.

ITEM 8: For a majority vote of 568,950,945 votes for, 20,101,810 abstentions and 5,826,450 votes against this motion, the Shareholders’ Meeting resolved to designate Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Constanza Brito as regular directors to hold office for three fiscal years, and to designate Messrs. Marcos Brito and Fernando Raúl García Pulles as alternate directors to hold office until the completion of the present designation.

Therefore, pursuant to the above, the Board shall hereinafter be composed as follows: Regular Directors: Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Constanza Brito; Alternate Directors: Mario Eduardo Bartolomé, Ernesto Eduardo Medina, Marcos Brito and Fernando Raúl García Pulles. The Shareholders express that any one of the alternate directors may replace any of the regular directors in case of absence or vacancy.

ITEM 9: The Supervisory Committee shall be composed of three regular members and three alternate members.

For a majority vote of 569,644,735 votes for, 19,420,810 abstentions and 5,813,660 votes against this motion, the Shareholders’ Meeting designates Messrs. Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner as regular members of the Supervisory Committee and Messrs. Alejandro Almarza, Horacio Della Rocca and Alejandro Carlos Piazza as alternate members of the Supervisory Committee.

ITEM 10: For a majority vote of 575,445,895 votes for, 19,420,810 abstentions and 12,500 votes against this motion, the Shareholders’ Meeting designates the Accountants Norberto Marcelo Nacuzzi and Eduardo César Codurim, members of Pistrelli, Henry Martin y Asociados S.R.L., as regular and alternate Independent Auditors, respectively, for the fiscal year 2007.

ITEM 11: For a majority vote of 569,650,235 votes for, 19,433,310 abstentions and 5,795,660 votes against this motion, the Shareholders’ Meeting resolved to delegate to the Board of Directors the determination of the budget for the Supervisory Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini Title: Attorney-in-fact